DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05003114

January 18, 2005

J. Christopher Clifton
Assistant Counsel
Corporate Law Department
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-18-2005

Re: PPG Industries, Inc.
Incoming letter dated December 10, 2004

Dear Mr. Clifton:

This is in response to your letter dated December 10, 2004 concerning the shareholder proposal submitted to PPG by the Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Thomas P.V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803-0900



PPG Industries

PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001 USA

Telephone: (412) 434-3312
Facsimile: (412) 434-2490
Email: cclifton@ppg.com

J. Christopher Clifton
Assistant Counsel
Corporate Law Department

December 10, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal of Massachusetts Laborers' Pension Fund

Ladies and Gentlemen:

PPG Industries, Inc. ("PPG") has received a letter dated November 2, 2004, from the Massachusetts Laborers' Pension Fund (the "Proponent") containing a shareholder proposal (the "Proposal") for inclusion in PPG's proxy materials in respect of PPG's 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials"). The Proposal requests that the 2005 Proxy Materials include the following proposed resolution:

> "**Resolved:** That the shareholders of PPG Industries, Inc. ("Company") request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. Performance-based options are defined as follows: (1) indexed options, in which the exercise price is linked to an industry or well-defined peer group index; (2) premium-priced stock options, in which the exercise price is set above the market price on the grant date; or (3) performance-vesting options, which vest when a performance target is met."

This letter is to inform you of our intention to exclude the Proposal in its entirety from the 2005 Proxy Materials in reliance upon Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and to request your concurrence with our view that the Proposal is properly excludable and your assurance that enforcement action will not be recommended if we omit the Proposal from the 2005 Proxy Materials. Specifically, we believe the Proposal may be excluded pursuant to Rule 14a-8(i)(10) for the reasons discussed below.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin 14 (CF), enclosed herewith are five additional copies of this letter, six copies of the Proposal and six copies of all other correspondence that has been exchanged between the Proponent and PPG. In addition, please be advised that, pursuant to Rule 14a-8(j), a copy of this letter, together with a copy of each of the other enclosures described above, is being mailed on the date hereof to the Proponent. Lastly, please be advised that we intend to file our definitive proxy statement and form of proxy in respect of our 2005 Annual Meeting of Shareholders on or after March 4, 2005. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted no later than 80 calendar days before PPG files such materials with the Commission.

DISCUSSION:

The Proposal Has Already Been Substantially Implemented (Rule 14a-8(i)(10))

The Proposal requests that "the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based." Pursuant to Rule 14a-8(i)(10), a shareholder proposal may be properly excluded from a company's proxy materials "if the company has already substantially implemented the proposal." Thus, the relevant question for determining whether the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10) is whether the Proposal has been "substantially implemented" by PPG. We believe that we have satisfied the substantial implementation test of Rule 14a-8(i)(10) for the reasons discussed below.

The philosophy of PPG's Officers-Directors Compensation Committee (the "Committee") as described in PPG's 2004 proxy statement is that "the interests of PPG and its shareholders require attracting and retaining the best possible executive talent, motivating executives to achieve goals which support business strategies and linking executive and shareholder interests. The Committee believes this is generally best accomplished by competitively compensating the executives, while having a significant portion of their total compensation variable and related to the performance of [PPG] against established goals and to their overall personal performance in directing the enterprise. The Committee has established long-term incentive programs that motivate key employees to invest in [PPG] stock and to cause [PPG] to grow and profit, provide compensation levels competitive with opportunities available elsewhere in industry and encourage key employees to continue in the employ of [PPG]."

The PPG Industries, Inc. Stock Plan has been approved by PPG's shareholders and provides for the granting of stock options to selected employees. The number of options granted is not determined by PPG's past performance and is not dependent on the number granted in the past or the number presently held. However, the options are performance based since the value of the option is ultimately determined by the future performance of PPG as reflected by PPG's stock price.

In addition, it should be noted that stock options represent only part of PPG's overall long-term incentive program. Long-term incentives for PPG's senior executive officers to generate high shareholder return in relation to certain stock index benchmarks are also provided pursuant to the PPG Industries, Inc. Executive Officers' Long Term Incentive Plan (formerly known as the PPG Industries, Inc. Executive Officers' Total Shareholder Return Plan) and the PPG Industries, Inc. Long Term Incentive Plan (formerly known as the PPG Industries, Inc. Total Shareholder Return Plan for Key Employees) (collectively, the "LTIP Plans"). Grants under PPG's LTIP Plans take the form of contingent share grants and include both time-based and performance-based vesting criteria. Moreover, it should be noted that PPG intends to substantially reduce its future reliance on stock option grants as part of PPG's long-term incentive program, and intends to utilize other forms of performance-based long-term incentives, including grants of restricted stock units under PPG's LTIP Plans, beginning in 2005.

Based on the foregoing, we believe the Proposal has been substantially implemented by virtue of our substantial compliance with the essential elements of the Proposal. Specifically, because all stock option grants under the PPG Industries, Inc. Stock Plan are, by their very nature, performance-based and because PPG's long-term incentive program includes performance-based criteria, we believe we have satisfied the substantial implementation test of Rule 14a-8(i)(10).

In support of our assertion that we have satisfied the substantial implementation test of Rule 14a-8(i)(10), we direct your attention to Intel Corporation (March 11, 2003), Archon Corporation (March 10, 2003), E.I. du Pont de Nemours and Company (February 18, 2003) and PPG Industries, Inc. (January 19, 2004), wherein the Division stated that it would not recommend enforcement action based upon the proposal at issue having already been substantially implemented.

CONCLUSION

We believe that the Proposal may be omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has already been substantially implemented by PPG. Accordingly, we hereby respectfully request your concurrence with our view that the Proposal is properly excludable and your assurance that enforcement action will not be recommended if we omit the Proposal in its entirety from the 2005 Proxy Materials.

Thank you for your time and attention to this matter. We look forward to your response.

Yours very truly,



J. Christopher Clifton

Enclosures

cc: Mr. Thomas P.V. Masiello – Massachusetts Laborers' Pension Fund
Ms. Linda Priscilla – Laborers' International Union of N. America

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

November 2, 2004


RECEIVED
NOV - 3 2004
LAW DEPARTMENT

Michael C. Hanzel, Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

SUBJECT: Shareholder Proposal

Dear Mr. Hanzel:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the PPG Industries ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 1,400 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission.

The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,



Thomas P.V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc: Linda Priscilla

Performance-Based Options Proposal

Resolved: That the shareholders of PPG Industries, Inc. (the "Company") request that the Compensation Committee of the Board of Directors adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. Performance-based options are defined as follows: (1) indexed options, in which the exercise price is linked to an industry or well-defined peer group index; (2) premium-priced stock options, in which the exercise price is set above the market price on the grant date; or (3) performance-vesting options, which vest when a performance target is met.

Supporting Statement: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to enhance long-term corporate value. We believe that standard fixed-price stock option grants can and often do provide levels of compensation well beyond those merited, by reflecting stock market value increases, not performance superior to the company's peer group.

Our shareholder proposal advocates performance-based stock options in the form of indexed, premium-priced or performance-vesting stock options. With indexed options, the option exercise price moves with an appropriate peer group index so as to provide compensation value only to the extent that the company's stock price performance is superior to the companies in the peer group utilized. Premium-priced options entail the setting of an option exercise price above the exercise price used for standard fixed-priced options so as to provide value for stock price performance that exceeds the premium option price. Performance-vesting options encourage strong corporate performance by conditioning the vesting of granted options on the achievement of demanding stock and/or operational performance measures.

Our shareholder proposal requests that the Company's Compensation Committee utilize one or more varieties of performance-based stock options in constructing the long-term equity portion of the senior executives' compensation plan. The use of performance-based options, to the extent they represent a significant portion of the total options granted to senior executives, will help place a strong emphasis on rewarding superior corporate performance and the achievement of demanding performance goals.

Leading investors and market observers, such as Warren Buffet and Alan Greenspan, have criticized the use of fixed-price options on the grounds that they all to often reward mediocre or poor performance. The Conference Board's Commission on Public Trust and Private Enterprise in 2002 looked at the issue of executive compensation and endorsed the use of performance-based options to help restore public confidence in the markets and U.S. corporations.

At present, the Company does not employ performance-based stock options as defined in this proposal, so shareholders cannot be assured that only superior performance is being rewarded. Performance-based options can be an important component of a compensation plan designed to focus senior management on accomplishing long-term corporate strategic goals and superior long-term corporate performance. We urge your support for this important executive compensation reform.



STATE STREET.
For Everything You Invest In

Timothy Bias
Client Service Officer
Specialized Trust Services

200 Newport Avenue
JQB7N
Quincy, Massachusetts 02171

Telephone: (617) 985-3758
Facsimile: (617) 537-5410
tbias@statestreet.com

November 2, 2004


RECEIVED
NOV - 3 2004

Michael C. Hanzel
Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Re: Certification of Shareholding in **PPG Industries <cusip 693506107>** for MA Laborers Pension Fund

Dear Mr. Hanzel,

State Street Bank is the record holder for **1,400 shares of PPG Industries common stock** held for the benefit of the Massachusetts Laborers' Pension Fund ("Fund"). The Fund has been beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

As custodian for the Fund, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Timothy Bias

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 18, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PPG Industries, Inc.
Incoming letter dated December 10, 2004

The proposal requests that the compensation committee of the board of directors adopt a policy that a significant portion of future stock option grants to senior executives be performance-based.

We are unable to concur in your view that PPG may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that PPG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Sara D. Kalin
Attorney-Advisor